Exhibit 99.49

PENN WEST

PETROLEUM LTD.

NEWS RELEASE

PENN WEST PETROLEUM LTD. ANNOUNCES
COMPLETION OF TRUST REORGANIZATION

FOR IMMEDIATE RELEASE, Tuesday, May 31, 2005

PENN WEST PETROLEUM LTD. (TSX – PWT) completes trust reorganization

Penn West Petroleum Ltd. (“Penn West”) is pleased to announce the completion of the Plan of Arrangement (the “Plan”) effective May 31, 2005 by which Penn West will be transformed into the Penn West Energy Trust (the “Trust”). Pursuant to the Plan, holders of common shares of Penn West will receive three trust units (“Units”) of the Trust for each common share held. It is currently expected that the common shares of Penn West will trade until the close of trading on June 1, 2005 and the Units will commence trading on June 2, 2005 under the symbol “PWT.UN”. The Trust will have 163,138,268 Units outstanding.

Average annual production for 2005 is estimated to be between 98,000 and 101,000 boe per day. Assuming average 2005 commodity prices of $48.50 per barrel of WTI crude oil, a NYMEX natural gas price of US$6.70 per MMBTU and a currency exchange rate of $0.82 CAD/USD, 2005 cashflow, excluding realized foreign exchange gains, is estimated to be between $850 to $900 million. The initial monthly distribution of the Trust will be paid on July 15, 2005 to Unitholders of record on June 30, 2005 and will be $0.26 per Unit, equivalent to $0.78 for each Penn West common share held at the time of the Plan. This distribution level is in keeping with the range of $0.23 to $0.26 per Unit previously announced, and is in keeping with Penn West’s objective of distributing approximately 60% of its cash flow.

Penn West Petroleum Ltd. is a senior independent Canadian oil and natural gas company based in Calgary, Alberta. Penn West trades on the Toronto Stock Exchange under the symbol PWT.

For further information, please contact:

PENN WEST PETROLEUM LTD.

Suite 2200, 425 - First Street S.W.

Calgary, Alberta T2P 3L8

Phone: (403) 777-2500

Fax: (403) 777-2699

Website: www.pennwest.com

E-mail: investor_relations@pennwest.com

William Andrew, President

Phone: (403) 777-2502